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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ______________

                                  SCHEDULE TO
                                 (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                         OF THE SECURITIES ACT OF 1934
                               (Amendment No. 1)
                                _______________

                             SMARTDISK CORPORATION
        (Name of subject Company (Issuer) and Filing Person (Offeror))
                                _______________

Options to Purchase Common Stock, Par Value $0.001 Per Share, Having an Exercise
                          Price of $19.00 or Greater
                        (Title of Class of Securities)
                                _______________

                                    83169Q
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)
                                _______________

                             Michael S. Battaglia
                     President and Chief Executive Officer
                             SmartDisk Corporation
                            3506 Mercantile Avenue
                             Naples, Florida 34104
                                (941) 436-2500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of filing person)
                                _______________

                                  Copies to:
                             Michael W. Hein, Esq.
                            Greenberg Traurig, P.A.
                             1221 Brickell Avenue
                             Miami, Florida 33131
                                (305) 579-0500
                                _______________

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                    Amount Previously Paid: Not applicable.
                   Form or Registration No.: Not applicable.
                         Filing party: Not applicable.
                          Date filed: Not applicable.
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Tender Offer Statement") filed with the Securities and Exchange Commission on September 7, 2001 by SmartDisk Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to exchange all options outstanding under the Company's Second Amended and Restated 1999 Incentive Compensation Plan (the "Option Plan") to purchase shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), having an exercise price of $19.00 per share or greater (the "Options"), for new options that will be granted under the Option Plan (the "New Options"). The New Options will be granted upon the terms and subject to the conditions described in the Offer to Exchange, dated September 7, 2001, a copy of which was attached as Exhibit (a)(1) to the Tender Offer Statement, and the related cover letter and attached Summary of Terms (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), a copy of which was attached as Exhibit (a)(2) to the Tender Offer Statement.

Item 10.  Financial Statements.

          (a) The information set forth in the Offer to Exchange under "Section
9. Information about SmartDisk Corporation," "Section 16. Additional Information" and on pages 43 through 70 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, pages 3 and 10 of Company's Quarterly Report on Form 10-Q for its fiscal quarter ended on March 31, 2001 and pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001 is incorporated herein by reference.

          (b) Not applicable.

Item 12.  Exhibits.

          (a)(1)

          A. The second sentence of the last paragraph in "Section 5. Acceptance of Options for Exchange and Cancellation and Issuance of New Options" on page 11 of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

            "Promptly after the expiration date, we will send each option holder who accepted the offer a letter confirming the new options that we granted to the option holder."

          B. Paragraph 2(c) under "Section 6. Conditions to the Offer" on page 12 of Exhibit (a)(1) to the Tender Offer Statement has been deleted.

          C. The last paragraph in "Section 6. Conditions to the Offer" on page 12 of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

            "The conditions to the offer are for our benefit. Except for the conditions that are dependent upon the receipt of necessary governmental approvals which we may assert at any time before the acceptance and cancellation of eligible options tendered for exchange, all other conditions listed in this section 6 can only be asserted by us before this Offer to Exchange expires. We may waive any condition listed in this section 6 whether or not we waive any other condition to the offer. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section 6 will be final and binding upon everyone."

          D. The following has been inserted immediately after the second paragraph in "Section 9. Information about SmartDisk Corporation" on page 15 of Exhibit (a)(1) to the Tender Offer Statement:

            "The following table presents summary financial information for SmartDisk for the fiscal years ended December 31, 1999 and 2000 and for the six months ended June 30, 2000 and 2001.

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                                  ----------------------------------------------
                                        Year Ended            Six Months Ended
                                       December 31,               June 30,
                                  -----------------------  ---------------------
                                     1999         2000        2000       2001
                                  ----------   ----------  ---------  ----------
                                      (in thousands, except per share amounts)

Current assets                      $59,765     $ 47,637    $58,297    $ 38,177
Noncurrent assets                     3,679       78,672     93,950      63,056
Current liabilities                  13,658       17,500     20,833      12,583
Noncurrent liabilities                   --        8,494     11,739       5,106
Total revenues                       40,319       96,722     48,312      37,937
Gross profit                         15,499       22,683     15,501      10,075
Net income (loss)                       958      (24,238)    (4,774)    (16,565)
Earnings (loss) per share-basic        0.09        (1.44)     (0.29)      (0.95)
Earnings (loss) per share-diluted      0.07        (1.44)     (0.29)      (0.95)

     As of June 30, 2001, the book value per share of common stock was $4.71.

     The financial statements included in our Annual Report on Form 10-K for our fiscal year ended December 31, 2000 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30 are hereby incorporated by reference. See "Section 16. Additional Information" for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements."

          E. The first sentence of the first paragraph in "Section 17. Forward Looking Statements; Miscellaneous" on page 18 of Exhibit (a)(1) to the Tender Offer Statement has been deleted in its entirety and has been replaced with the following:

            "In addition to historical information, this Offer to Exchange and the documents incorporated herein by reference, contain forward-looking statements."

          F. The following paragraph has been inserted immediately after the first paragraph in "Section 17. Forward Looking Statements; Miscellaneous" on page 19 of Exhibit (a)(1) to the Tender Offer Statement:

            "The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 only protects companies from liability for their forward-looking statements if they comply with the requirements of such act. The act does not provide this protection for transactions such as this offer and may not be available for our forward-looking statements contained or incorporated by reference in this Offer to Exchange."

          (a)(4) The last sentence of the first paragraph of Exhibit (a)(4) has been deleted in its entirety.

          (a)(5) The last sentence of the first paragraph of Exhibit (a)(5) has been deleted in its entirety.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                           SMARTDISK CORPORATION



                                           /s/ Michael S. Battaglia
                                           -------------------------------------
                                           Michael S. Battaglia
                                           President and Chief Executive Officer

Date:  September 24, 2001

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                               INDEX TO EXHIBITS

   Exhibit Number                          Description
   --------------                          -----------

      (a)(6)        Notice of Amendment to Offer to Exchange, dated September
                     24, 2001.

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